UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

USCA ALL TERRAIN FUND
(Name of Subject Company (Issuer))

USCA All Terrain Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

90350N 106
(CUSIP Number of Class of Securities)

Philip Pilibosian
USCA Asset Management LLC
4444 Westheimer Road, Suite G500
Houston, TX  77027
(713) 366-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 S. High St., Suite 1700
Columbus, OH 43215
(614) 469-3265

August 24, 2020
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$13,245,127 (a)	$1,719.22 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

⌧
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,719.22	Filing Party: USCA All Terrain Fund
Form or Registration No.: Schedule TO, Registration No. 005-89509	Date Filed: August 24, 2020

◻	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

◻	third-party tender offer subject to Rule 14d-1.
⌧	issuer tender offer subject to Rule 13e-4.
◻	going-private transaction subject to Rule 13e-3.
◻	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ⌧

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 24, 2020 (the “Statement Filing Date”) by USCA All Terrain Fund (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 25% of the net assets of the Fund ($13,245,127) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal.  Copies of the Offer to Repurchase and the Letter of Transmittal were filed as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, September 22, 2020.

2. 1,127.66 Shares in the Fund were validly tendered and not withdrawn by the Fund prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Valuation Date for the Interests tendered pursuant to the Offer was December 31, 2020.

4. Payment of the repurchase price was made in the form of promissory notes issued to each shareholder who tendered Shares that were accepted for repurchase by the Fund ($230,369 in the aggregate).  On or about February 3, 2021, the Fund paid such shareholders of the Fund $230,369, representing 100% of the aggregate amount payable under the promissory notes. Payment of the repurchase price was made in the form of promissory notes issued to each shareholder who tendered Shares that were accepted for repurchase by the Fund ($230,369 in the aggregate).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

USCA All Terrain Fund

By:	/s/ Philip Pilibosian
	Name:	Philip Pilibosian
	Title:	President

February 19, 2021